Charnwood Building

Holywell Park

Loughborough

Leicestershire

LE11 3AQ

United Kingdom

Tel: 01509 222 910

Fax: 01509 222 911

June 13, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4631

Attn: Ms. Mara Ransom, Assistant Director

 Re:

Nemaura Medical Inc.

Second Amendment to Registration Statement on Form S-1

File No. 333-194857

Filed June 10, 2014

Below are Nemaura Medical Inc.’s. (“the Company’s”) responses to the SEC’s Comment Letter dated May 19, 2014.  On June 13, 2014, we transmitted via EDGAR the Company’s Second Amendment to Registration Statement on Form S-1.

Prospectus Summary, page 4.

1.

Please clarify whether you have clearance from the relevant regulatory bodies to commence human or other trials. Also, please make clear that you are not seeking FDA approval at this time, if true.

We amended the Prospectus Summary accordingly.

2.

We note your response to prior comment 6. It appears that the disclosure in the bullet points on page 4 should be consistent with the disclosure on page 26 regarding the milestones. Please advise or revise accordingly.

The bullet points on page 4 and the disclosure on page 26 were revised for consistency.

3.

Please expand the disclosure on page 4 to quantify the capital needed to achieve the milestones mentioned on page 26.

We provided a table on page 4 to provide the consistency regarding our milestones.  In addition, we identified the capital needs for each milestone.

Determination of the Offering Price, page 18.

4.

We note your response to prior comment 1. In view of your revised disclosure on the prospectus cover page that indicates the selling shareholders will sell their shares at $.10 per share instead of at the last price per share sold in a private offering, update the disclosure in the last sentence of this section.

With the change in the offering price and the fact that the selling security holders must sell their shares at the fixed price of $.10 per share we deleted the last sentence for clarity and consistency.

Product Development Timelines, page 26.

5.

Please update the disclosure in the first table on page 26 to the extent practicable. For example, we note you refer in the table to a target completion date of “April 31, 2014.”

Our disclosure was amended to clarify the table regarding the information provided in the table.

Our Patents, page 30.

6.

We note your response to prior comment 18. Please revise the disclosure in this section to explain the term “Reverse Iontophoresis” on page 30 so that the term can be understood by an investor not in your industry. Also, disclose which of the three patents mentioned in this section cover the CGM watch. In addition, disclose when each of the three patents was granted.

We expanded the disclosure to conform to the comment.

Government Regulation, page 30.

7.

We note your response to prior comment 19. Given your disclosure on page 13 that you may seek regulatory approval from the FDA and your disclosure on page 24 that your clinical testing will be conducted in the United States, please expand the disclosure in this section to discuss the FDA approval process and the nature of regulatory oversight.

The company has not decided as of the date of this filing to seek regulatory approval from the FDA.  We amended our disclosure to delete any reference to approval from the FDA.

8.

If you do not intend to seek regulatory approval from the FDA, please tell us why you have included the table on page 29 about competitors in the United States.

The Company included the information regarding the “competitors in the United States” because these products are sold in the EU and we deem them to be “competitors”.

Directors, Executive Officers, Promoters and Control Persons, page 36.

9.

We note your response to prior comment 22. Please expand the disclosure concerning Professor Khan, Mr. Scott and Dr. Toon that they joined Nemaura in 2009 and 2010 to clearly indicate the positions that they held with Nemaura during the last five years.

Our disclosure was amended to provide the information requested by this comment.

Executive Compensation, page 39.

10.

Please update the disclosure in this section for the fiscal year ended March 31, 2014.

Our disclosure was amended to provide update information through our fiscal year ended March 31, 2014.

Certain Relationships and Related Transactions, page 39.

11.

Please update the disclosure in this section. In this regard, we note your disclosure in this section is only through March 31, 2013; however, you have included disclosure on page F-9 about related party transactions through December 31, 2013.

Our disclosure was amended to provide the consistency between the Certain Relationships and Related Transactions and the disclosure on page F-9.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please, do not hesitate to contact me at (44) 1509 222910 should you have any questions.

Sincerely,

/s/ Dr. Dewan Fazlul Hoque Chowdhury

Dr. Dewan Fazlul Hoque Chowdhury

President and Chairman of the Board

3